Exhibit 12.1
CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2014	2013	2012	2011	2010
	(Millions of dollars)
Net Income Attributable to Chevron Corporation	$19,241	$21,423	$26,179	$26,895	$19,024
Income Tax Expense	11,892	14,308	19,996	20,626	12,919
Distributions Less Than Equity in Earnings of Affiliates	(2,202)	(1,178)	(1,351)	(570)	(501)
Noncontrolling Interests	69	174	157	113	112
Previously Capitalized Interest Charged to Earnings During Period	100	96	123	117	240
Interest and Debt Expense	—	—	—	—	50
Interest Portion of Rentals (1)	356	342	316	288	300
Earnings Before Provision for Taxes and Fixed Charges	$29,456	$35,165	$45,420	$47,469	$32,144

Interest and Debt Expense	—	—	—	—	50
Interest Portion of Rentals (1)	356	342	316	288	300
Preferred Stock Dividends of Subsidiaries	—	—	—	—	—
Capitalized Interest	358	284	230	288	267

Total Fixed Charges	$714	$626	$546	$576	$617

Ratio of Earnings to Fixed Charges	41.25	56.17	83.19	82.41	52.10
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(1)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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